

June 18, 2014

Via E-Mail
Mr. Daniel J. Juhl
Chairman and Principal Executive Officer
Juhl Energy, Inc.
1502 17th Street, SE
Pipestone, MN 56164

> **Re: Juhl Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 6, 2014**
> **File No. 333-195636**

Dear Mr. Juhl:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Exhibit 5.1

1. We note the limitation "based solely upon our review of a standard compilation thereof" in the penultimate paragraph. The limitation is inappropriate. Please revise. For guidance you may wish to refer to Section II.B.3.c. of our Staff Legal Bulletin No. 19 (2011).

2. The statement in the last paragraph "This opinion letters speaks as of the date the Registration Statement is declared effective" appears inconsistent with the statement in the last paragraph "we assume no obligation to advise you…after the date hereof." Please reconcile the statements.

Exhibit 10.18

3. We note that you have filed a "form of" the amended and restated operating and member control agreement of Valley View Transmission LLC. Please file the final form of the agreement, or advise us why you are not able to do so.

    You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at 202-551-3728 or Erin K. Jaskot, Staff Attorney, at (202) 551-3442.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela A. Long
Assistant Director

cc: <u>Via E-Mail</u>
        Bartly J. Loethen, Esq.
        Synergy Law Group, LLC
        730 West Randolph Street, 6th Floor
        Chicago, IL 60661